EXHIBIT 21 — SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State of Incorporation

Morgan’s Restaurants of Ohio, Inc.	Ohio

Morgan’s Restaurants of Pennsylvania, Inc.	Pennsylvania

Morgan’s Restaurants of West Virginia, Inc.	West Virginia
(fka Morgan’s Weirton Foods, Inc.)

Morgan’s Foods of Missouri, Inc.	Missouri

Morgan’s Restaurants of New York, Inc.	New York

Morgan’s Tacos of Pennsylvania, Inc.	Pennsylvania

49